FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of May 11, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: May 11, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

TAG Oil Ltd. Announces Operational Update and Commencement of Multi-Well Drill Program

Calgary, Alberta - May 11, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), announced today it has now entered the drilling phase of its 2004 multi well drilling campaign in New Zealand. All initial wells scheduled this year are located in the heart of the production fairway in the Taranaki Basin and are within close proximity to existing infrastructure. TAG President and CEO Drew Cadenhead commented "Honeysuckle-1 and Miromiro-1 have both been delineated with 3-D seismic and provide the company a prudent opening foray into our 2004 exploration campaign. These onshore wells present significant discovery potential as evidenced by Kaimiro and Ngatoro, two offsetting multi-million barrel discoveries. Importantly, with interests in over 3 million acres of prospective land, our strategy provides relatively low risk, immediate discovery potential while we prepare our high impact prospects later in the year." Well site preparation has begun on Honeysuckle-1 with drilling commencing (with partners) June 1st, 2004. Honeysuckle-1 will be immediately followed by Miromiro-1 in PEP 38765, with a third well presently in the planning stage.

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO at (403) 770-1934 or Garth Johnson, CFO at (604) 682-6496, or visit our website at www.tagoil.com.

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.